As filed with the Securities and Exchange Commission on August 22, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of August 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(Exact name of Registrant as specified in its charter)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Industriförvaltnings AB
Kinnevik

Skeppsbron 18
Box 2094, 103 13 Stockholm
Tel 08-562 000 00

(Publ) Org nr 556001-9025
Säte Fagersta
Fax 08-20 37 74

PRESS RELEASE

The Board of Industriförvaltnings AB Kinnevik today announced that Ulf Spång has been appointed as Chairman of the Board.

Stockholm August 22, 2002

INDUSTRIFÖRVALTNINGS AB KINNEVIK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By: ______________________
Name:
Title:

Date: August 22, 2002